

CINAR Releases First Quarter Financial Results
REPORTS IMPROVED MARGINS AND NET EARNINGS
FROM CORE BUSINESSES

Montreal, (Qc) Canada – April 24th, 2003 – CINAR Corporation today released unaudited consolidated financial information for the three-month period ended February 28, 2003. The results indicate improved margins and net earnings from the core Entertainment and Education businesses as the Company gears up for product diversification and growth.

Education revenues, at $16 million, maintained the high level attained in fiscal 2002 despite the loss of revenues entailed by the sale of Twin Sisters in December 2002. Entertainment revenues decreased from $5.6 to $4.5 million due to the fact that the Company's production schedule called for no deliveries in the first quarter of 2003. As a result, consolidated revenues decreased 5.4% from $21.6 to $20.5 million.

The consolidated gross margin increased by almost 10%, from $9.1 to $10 million. Education gross margin increased from $8.1 to $8.4 million largely due to sales of products with higher margins, whereas Entertainment gross margin increased from $1.1 to $1.6 million due to a reduction in distribution expenses as well as film cost write downs taken in the first quarter of 2002 which were not required in 2003.

"Since joining CINAR in February, I am extremely encouraged by the Company's continued ability to generate excellent revenues as we work to create a fully integrated entertainment and education business," said Stuart Snyder, President and CEO. "We will drive profits from a growing and diverse range of recognized brands and new programs addressing markets that we intend to expand to include 6- to 11-year-olds," he concluded.

Consolidated selling general and administrative expenses decreased slightly from $9.3 to $9.2 million reflecting the Company's continued emphasis on tight budget controls.

During the quarter, due to the strengthening of the Canadian dollar relative to the U.S. dollar, the Company recorded an unrealized foreign exchange loss of $4.7 million compared to a foreign exchange gain of $1.2 million for the corresponding period of 2002. It is important to note that this foreign exchange loss is essentially related to a U.S.-denominated inter-company loan due by Education to CINAR Corporation, its parent.

The Company recorded an unusual expense recovery of $.4 million compared to a recovery of $1.2 million for the corresponding period of 2002. The recovery in 2003 relates to the reversal of a restructuring accrual following the successful sub-leasing of office space no longer used in current operations. The recovery in 2002 related essentially to sums recovered from Globe-X.

The Company's share of earnings in Teletoon increased 25% from $.8 million in the first quarter of 2002 to $1 million for the corresponding quarter in 2003.

Thus, due to the foreign exchange loss discussed earlier, the Company recorded a net loss of $3 million or $ 0.08 per share for the 3 months ended February 28, 2003, compared to net income of $1.9 million or $0.05 per share for the corresponding quarter of 2002.

The company used $25.9 million in operating activities, which largely consists of the payment of the class action settlement in December of 2002. The Company's cash position at February 28, 2003, amounted to $33.2 million.

The financial information, which is the subject of this news release, is available on the Company's web site (www.cinar.com) and should be read in conjunction with the consolidated financial statements for the year ended November 30th 2002 as set out on pages 35 to 64 of Corporation's 2002 Annual Report.

About CINAR

CINAR Corporation is an integrated entertainment and education company involved in the development, production, post-production and worldwide distribution of non-violent, quality programming and educational products for children and families.

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Contact: Mr. Stuart Snyder
President and CEO
CINAR Corporation
514-843-7070

This release may include information that could constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995 (U.S.). Forward-looking statements are identified by words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may", and other similar expressions. Actual results or conditions may differ from those anticipated by these and other forward-looking statements. Such forward-looking statements are subject to a number of known or unknown risks and uncertainties.

CINAR CORPORATION
Consolidated Balance Sheets

(Unaudited) (In thousands of CDN dollars)	**February 28 2003**	November 30 2002
ASSETS		
Cash	**$ 20 266**	$ 2 517
Short-term money market investments	**12 927**	59 435
Accounts receivable	**28 365**	33 718
Tax credits and income taxes receivable	**35 561**	35 780
Inventories	**15 713**	14 624
Film costs and acquired film libraries	**11 026**	10 961
Fixed assets	**4 182**	4 427
Goodwill	**83 618**	88 182
Other assets	**8 613**	7 622
	$ 220 271	$ 257 266
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued liabilities	**32 608**	65 852
Deferred revenue	**4 701**	2 315
Future income taxes	**4 825**	4 888
Notes payable	**11 847**	12 494
Total liabilities	**53 981**	85 549
Shareholders' equity		
Capital Stock	**487 128**	487 128
Issued and outstanding		
5,233,402 Variable Multiple Voting (Class A) and		
34,735,998 Limited Voting (Class B) shares		
Cumulative translation adjustment	**(514)**	1 883
Deficit	**(320 324)**	(317 294)
Total shareholders' equity	**166 290**	171 717
	$ 220 271	$ 257 266

CINAR CORPORATION
Consolidated Statements of Operations and Deficit

(Unaudited)	3 months ended February 28	
(In thousands of CDN dollars, except earnings per share)	**2003**	2002
Revenues		
Entertainment	$ **4 478**	$ 5 616
Educational Products	**15 998**	16 027
Total Revenues	**20 476**	21 643
Cost of sales		
Entertainment	**2 853**	4 563
Educational Products	**7 645**	7 957
Total Cost of Sales	**10 498**	12 520
Gross Margin	**9 978**	9 123
Expenses		
Selling, general and administrative	**9 227**	9 272
Foreign exchange	**4 730**	(1 247)
Operating income (loss) before the following items	**(3 979)**	1 098
Amortization of fixed assets	**439**	595
Amortization of goodwill	**-**	896
Interest	**(122)**	(124)
Unusual Items	**(373)**	(1 246)
Earnings (loss) before the following items:	**(3 923)**	977
Share of net earnings of equity investment	**990**	807
Earnings (loss) before income taxes	**(2 933)**	1 784
Income taxes	**97**	(156)
Net Earnings (Loss)	**(3 030)**	1 940
Deficit - beginning of period	**(317 294)**	(293 000)
Claims settlement	**-**	(31 800)
Deficit - end of period	$ **(320 324)**	$ (322 860)
Basic earnings (loss) per Variable Multiple Voting (Class A) Share and Limited Voting (Class B) Share (Note 3)	$ **(0,08)**	$ 0,05
Weighted average number of Variable Multiple Voting (Class A) and Limited Voting (Class B) shares outstanding (in thousands)	**39 969**	40 984

CINAR CORPORATION
Consolidated Statements of Cash Flows

(Unaudited)	3 months ended February 28	
(In thousands of CDN dollars)		
	2003	**2002**
OPERATING ACTIVITIES		
Net earnings (loss)	$ **(3 030)**	$ 1 940
Items not affecting cash:		
Amortization	**439**	1 491
Film costs and acquired film libraries amortization	**1 418**	2 693
Share of net earnings of equity investment	**(990)**	(807)
Decrease in allowance for Globe-X	**-**	(846)
Future income taxes	**79**	-
Foreign exchange	**3 997**	(1 103)
	1 913	3 368
Decrease in accounts receivable	**5 353**	5 929
Decrease (increase) in tax credits and income taxes receivable	**219**	(212)
Increase in inventories	**(1 089)**	(3 837)
Additions to film costs	**(1 483)**	(1 184)
Decrease in trade payables and accrued liabilities and related party receivables	**(33 244)**	(4 179)
Increase (decrease) in deferred revenues	**2 386**	(5)
Decrease in other assets	**-**	21
Cash used in operating activities	**(25 945)**	(99)
INVESTING ACTIVITIES		
Repayments from Globe-X	**-**	1 722
Additions to fixed assets	**(194)**	(590)
Cash provided by (used in) investing activities	**(194)**	1 132
TRANSLATION ADJUSTMENT	**(2 620)**	(677)
Increase (decrease) in cash and cash equivalents	**(28 759)**	356
Cash and cash equivalents - beginning of period	$ **61 952**	$ 47 556
Cash and cash equivalents - end of period	$ **33 193**	$ 47 912

Cash and cash equivalents are comprised of:

Cash	$ **20 266**	$ 10 724
Short-term money market investments	**12 927**	37 188
	$ **33 193**	$ 47 912